July 25, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:	Wanda Sports Group Company Limited (CIK No. 0001771279)
Registration Statement on Form F-1 (File No. 333-232004)

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company”), we are filing herewith, via EDGAR with the Securities and Exchange Commission (the “Commission”), the Company’s Amendement No. 5 to the above referenced registration statement on Form F-1 intially filed on June 7, 2019 (the “Registration Statement”), in response to verbal comments received from the Staff on July 25, 2019.

Amendment No. 5 to the Registration Statement reflects certain changes to the disclosure with respect to the indication of interest by certain investors in participating (this does not represent actual allocation levels, which are not yet known, as indicated in the disclosure).

To facilitate the Staff’s review, we are providing to the Staff today five (5) courtesy copies of the Registration Statement, and two (2) copies of the filed exhibits.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

If you have any questions or comments concerning this filing, the materials submitted herewith, or desire any further information or clarification in respect of the matters included herein, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                                                                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP